# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FOXX DEVELOPMENT HOLDINGS INC., CIK 0002013807
CUSIP: 351665104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13575 Barranca Parkway C106, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0001913915
Persons authorized to receive notices and communications: Joy Yi Hua, Foxx Development Holdings Inc., 13575 Barranca Parkway C106, Irvine, California (CA), 92618, 201-962-5550

## Reporting persons
- Acri Capital Sponsor LLC (CIK 0001914031): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,356,250; shared voting power 0; sole dispositive power 2,356,250; shared dispositive power 0; aggregate amount beneficially owned 2,356,250 (28.71% of the class)
  Comment: (1) Representing 1,156,250 shares of common stock, par value $0.0001 per share of the Issuer ("Common Stock"), and 1,200,000 warrants ("Warrants") exercisable for one share of Common Stock at an exercise price of $11.50 per share.
  
  (2) Percentage is calculated based on 7,006,388 shares of the Common Stock outstanding as of May 1, 2026.
- Joy Yi Hua (CIK 0001913915): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,377,942; shared voting power 0; sole dispositive power 2,377,942; shared dispositive power 0; aggregate amount beneficially owned 2,377,942 (28.98% of the class)
  Comment: (3) Including (i) 21,692 shares of Common Stock held by Ms. Joy Yi Hua, and (ii) 1,156,250 shares of Common Stock, and 1,200,000 Warrants held by Acri Capital Sponsor LLC. Ms. Joy Yi Hua is the sole member and manager of Acri Capital Sponsor LLC and therefore is deemed to have voting and dispositive control over the securities held by Acri Capital Sponsor LLC.
  
  (4) Percentage is calculated based on 7,006,388 shares of the Common Stock outstanding as of May 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FOXX DEVELOPMENT HOLDINGS INC.
Address of issuer's principal executive offices: 13575 Barranca Parkway C106, Irvine, California (CA), 92618
Comment: The securities to which this Amendment No. 1 to Schedule 13D relates are Common Stock, par value $0.0001 per share (the "Common Stock"), issued by Foxx Development Holdings Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is filed by Acri Capital Sponsor LLC, a Delaware limited liability company ("Sponsor LLC") and Joy Yi Hua ("Ms. Hua", with Sponsor LLC, the "Reporting Persons").
Residence or business address: The principal business address of Sponsor LLC is 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729. The principal business address of Ms. Hua is 6406 Woodbourne ln Crozet VA 22932.
Present principal occupation or employment: Sponsor LLC is primarily involved in investment. Ms. Hua is the Chief Financial Officer and Chairwoman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor LLC is a limited liability company incorporated in the State of Delaware. The Citizenship of Ms. Hua is USA.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 1, 2026, Sponsor LLC entered into a Securities Transfer Agreement with New Bay Capital Limited ("New Bay"), pursuant to which New Bay agreed to purchase 2,300,000 Warrants from Sponsor LLC at a purchase price of $0.11 per Warrant.

On May 1, 2026, Sponsor LLC entered into a Securities Transfer Agreement with BayRoad Holdings Limited ("BayRoad"), pursuant to which BayRoad agreed to purchase from Sponsor LLC (i) 635,000 shares of Common Stock at a purchase price of $4.60 per share and (ii) 2,500,000 Warrants at a purchase price of $0.11 per Warrant.

On May 1, 2026, Sponsor LLC entered into a Securities Transfer Agreement with Grazyna Plawinski Limited ( "Grazyna"), pursuant to which Grazyna agreed to purchase from Sponsor LLC (i) 365,000 shares of Common Stock at a purchase price of $4.60 per share and (ii) 1,843,923 Warrants at a purchase price of $0.11 per Warrant.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

Other than the disposition of the shares as reported in this Schedule 13D, no actions in the common stock were effected during the past sixty (60) days by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No. Description

10.1 Securities Transfer Agreement, dated May 1, 2026, by and among Sponsor LLC and New Bay Capital Limited.

10.2 Securities Transfer Agreement, dated May 1, 2026, by and among Sponsor LLC and BayRoad Holdings Limited.

10.3 Securities Transfer Agreement, dated May 1, 2026, by and among Sponsor LLC and Grazyna Plawinski Limited.

## Signatures
- Acri Capital Sponsor LLC: /s/ Joy Yi Hua, Joy Yi Hua/Manager and Sole Member (05/05/2026)
- Joy Yi Hua: /s/ Joy Yi Hua, Joy Yi Hua (05/05/2026)